CuriosityStream Inc. 8484 Georgia Ave., Suite 700 Silver Spring, MD 20910
November 30, 2020 VIA EDGAR Securities and Exchange Commission Division of Corporation Finance Office of Trade & Services 100 F. Street, N.E. Washington, D.C. 20549 Attention: Katherine Bagley
Re: CuriosityStream Inc. (the “Company”) Registration Statement on Form S-1 Filed November 20, 2020 File No. 333-250822

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:00 p.m. Washington D.C. time on December 2, 2020, or as soon thereafter as is practicable.

Please call Chris Peterson of Arnold & Porter Kaye Scholer LLP at (212) 836-8861 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours, CuriosityStream Inc. By: /s/ Tia Cudahy___________________ Name: Tia Cudahy Title: Chief Operating Officer and General Counsel

cc:    Chris Peterson, Arnold & Porter Kaye Scholer LLP